EXHIBIT 99.1

AMARC CONFIRMS DISCOVERY OF THIRD NEW PORPHYRY COPPER-GOLD SYSTEM AT JOY

TWINS Joins the AuRORA and CANYON Discoveries, and PINE and Brenda Historical Deposits

A Major New Porphyry Copper-Gold District is Emerging at JOY

And Potentially in the Toodoggone

February 19, 2026. Amarc Resources Ltd. (“Amarc” or the “Company”) (TSXV: AHR; OTCQB: AXREF) is pleased to announce assay results from the TWINS Discovery located approximately 17 km to southeast of the AuRORA Deposit. TWINS is the third discovery of a new copper-gold (“Cu-Au”) porphyry system at the JOY District (see Amarc release March 2, 2023). With the advancement of the AuRORA Cu-Au-Ag Deposit and the TWINS and CANYON Discoveries, along with the historical PINE and Brenda Deposits, a new porphyry Cu-Au exploration playbook is unfolding in the Toodoggone region. The JOY mineral rights and title are held in Aurora Minerals Ltd., a company in which Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") holds a 60% and Amarc a 40% shareholding interest, respectively (see Amarc release September 4, 2025).

“The extensive TWINS sulphide system forms the largest porphyry lithocap in the JOY District - larger than that hosting the AuRORA Deposit,” said Dr. Diane Nicolson, President and CEO. “Lithocaps represent the top of a volcanic or magmatic system which can conceal copper-gold porphyry targets below. A number of comprehensive, science-based airborne and ground exploration surveys are used to see through these lithocaps and guide discovery-focused drilling. The large lithocap at TWINS is proving to have the potential to conceal exciting porphyry copper-gold systems. Certainly, the AuRORA and TWINS Discoveries are proof of exploration concept for lithocap exploration across the JOY District. Anchored on the growing AuRORA Deposit, which the Amarc team believes is a Tier One asset in the making - there is outstanding potential for the emerging development of a world class district in the Toodoggone region that could be similar to the Golden Triangle. Comprehensive planning for the 2026 season is currently underway to continue to realize the full potential of the JOY District.”

JOY District drilling in 2024 and 2025 totals 75 drill holes (32,264 m). Of this total, 44 holes (17,586 m) were completed at AuRORA and 31 holes (14,678 m) across the District.

Thirty-five holes (15,381 m) were drilled at JOY in 2025. All assay data has been released from drilling at the AuRORA Deposit, which extends that deposit over an area of 1.4 km by 800 m. The AuRORA Deposit remains wide open to drill expansion (see Amarc release January 23, 2025). Reported here are the final assay results from 10 holes (5,208 m) drilled across the JOY District in 2025.

TWINS Cu-Au Discovery and Expansion

TWINS is located on the 10 km long PINE Porphyry Trend, which also includes the PINE Deposit and the CANYON Discovery (Figure 1). The highly prospective TWINS porphyry target sulphide system is defined by an 8.5 km2 Induced Polarization (“IP”) chargeability geophysical anomaly. The large footprint of this lithocap target, its extensive veneer of glacial overburden cover, the highly anomalous Au intercepts from very widely spaced and relatively shallow reconnaissance drill holes previously released by Amarc, and the 2025 results, highlight the significant exploration potential for discovery of another porphyry Cu-Au deposit (Figure 2, see Amarc releases March 2, 2023 and February 28, 2025).

Figure 1 - Large-Scale Mineral Systems Host the AuRORA, CANYON and TWINS Discoveries, PINE Deposit, NWG and Other Sulphide Systems

Figure 2 - TWINS Discovery Near Surface Drilling Intercepts Highly Anomalous Gold in Large Porphyry Lithocap

Figure 3 - TWINS Discovery 2025 Drilling Targets Major Porphyry Copper-Gold Deposit Below

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A single scout drill hole completed in 2021 (JP21004), the first ever drilled into the TWINS Target, intercepted 42 m at 0.19 g/t Au and 0.11% Cu1 successfully discovering porphyry-type Cu-Au mineralization (Figure 2, see Amarc release March 7, 2022).

Another early and relatively shallow scout hole (JP22020) tested a magnetic high within the IP chargeability anomaly and intersected a broad 210 m geochemically anomalous interval with 0.14 g/t Au and 0.03% Cu from 12 m1, and is considered to be in proximity to a porphyry Cu-Au deposit (Figures 2 and 3). Based on comparisons with the CANYON Discovery and the PINE Deposit drilling, it was understood that these and other intervals of porphyry Cu-Au mineralization at TWINS could represent the lateral or upper parts of yet undiscovered porphyry Cu-Au centers. Follow up hole JP24051, drilled in 2024, was set back 187 m to the northeast and drilled on the same section but below JP22020: it returned encouraging intercepts of 124 m at 0.35 g/t Au and 0.13% Cu, including 57 m at 0.31 g/t Au and 0.11% Cu from 441 m with alteration and mineralization strengthening with depth.

Hole JP25106 drilled in 2025 targeted underneath holes JP24051 and JP22020, intercepting at depth - 300 m at 0.51 g/t Au and 0.23% Cu, including 243 m at 0.59 g/t Au and 0.26% Cu, 135 m at 0.86 g/t Au and 0.38% Cu and 45 m at 1.08 g/t Au and 0.47% Cu (Table 1). This mineralization is associated with potassic alteration and chalcopyrite mineralization hosted within the lower Toodoggone Formation. The grades in these intercepts are approaching those in some of the earlier holes at the Kemess East deposit such as hole KH-13-08 that intersected 601 m of 0.50 g/t Au and 0.39% Cu2 and KH-15-02 that intersected 301 m of 0.47 g/t Au and 0.39% Cu3.

All holes completed in the 8.5 km2 TWINS Target indicate the existence of an extensive Cu-Au enriched porphyry mineralized system with strong additional discovery potential. Additional drilling is required to build on this potential.

Table 1: Significant Intercepts from the TWINS Drilling

Area	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)
TWINS	JP25106		819.00	1119.00	300.00	0.51	0.23	0.5
		Incl.	876.00	1119.00	243.00	0.59	0.26	0.6
		and	960.00	1095.00	135.00	0.86	0.38	0.8
		and	981.00	1026.00	45.00	1.08	0.47	1.0
			1053.00	1062.00	9.00	1.48	0.61	1.5
			1173.00	1236.00	63.00	0.17	0.15	0.6
	JP24051[4]		291.00	440.85	149.85	0.23	0.08	0.4
		Incl.	384.00	440.85	56.85	0.31	0.11	0.6
			490.90	615.00	124.10	0.35	0.13	0.6
			634.65	653.95	19.30	0.16	0.10	0.4
	JP25113[5]		798.00	846.00	48.00	0.12	0.08	0.2
			975.00	1020.00	45.00	0.36	0.24	0.9

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.	Results from JP24051 previously released; see Amarc news release dated February 28, 2025.
5.	JP25113 is the downward extension of JP24051 from 708 m.

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1 The intercepts for these holes have been adjusted from those originally released based on new information.

2 AuRico Gold Inc. release December 15, 2014

3 AuRico extends high grades at Kemess East, Canadian Mining Journal, August 18, 2015

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NUB Deposit Target

In addition to the drilling at TWINS, four holes were drilled at three discrete sites within the NUB Target in 2025. These holes also confirmed the presence of porphyry-style alteration system over a 6.5 km2 area (Table 2). All four drill holes returned significant (+100 m) intervals of strong potassic and/or phyllic alteration, representing the presence of a large-scale system and/or multiple porphyry centres. Hole JP25111 intercepted 45 m at 0.08 g/t Au and 0.14% Cu from 439 m. The other three drill holes did not intercept significant mineralization. Additional drilling is required to fully assess the potential at NUB.

Four other scout drill holes testing other sulphide systems distal to the Canyon Discovery and at the NWG and NWT Targets (Figure 1 and Table 2) were also completed at the JOY District in 2025. No significant intercepts were returned from these drill holes.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing the JOY, DUKE and IKE porphyry Cu±Au Districts located in different prolific porphyry regions of northern, central and southern BC, respectively. Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of CAD $110 million and CAD $90 million, respectively. Together, this provides Amarc with potentially up to CAD $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc completed self-funded drilling at its Empress Cu-Au Deposit in the IKE District in 2024. Amarc is the operator at the DUKE and IKE Districts.

The CAD $16+ million JOY exploration program expenditures in 2025 were 100% funded by Freeport. As previously announced (Amarc May 29, 2025 and September 4, 2025 releases), Freeport has completed Stage 1 requirements under the May 2021 JOY agreement, earning a 60% interest by spending CAD $35 million, and has elected to proceed to Stage 2 to earn a further 10% interest by spending an additional CAD $75 million within 5 years at a rate of no less than CAD $10 million per year. The JOY District mineral rights and title are held in Aurora Minerals Ltd., a company in which Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport") holds a 60% and Amarc a 40% shareholding interest, respectively (see Amarc release September 4, 2025). While Freeport is now the Operator of JOY, Aurora Minerals and Freeport have appointed Amarc as the primary contractor to manage JOY exploration programs under a separate Services Agreement.

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Amarc's exploration is led by an internationally successful team of experienced geologists specializing in porphyry Cu-Au deposits. Members of this team have been involved in and have tracked porphyry Cu-Au exploration advancements in the Toodoggone region since 1990. Their experience and early recognition of the porphyry potential at the NWG Target in terms of a shallowly overburden covered and underexplored transitional epithermal-porphyry geological setting, led to the discovery of the Au-rich AuRORA porphyry Cu-Au-Ag Deposit.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery, development and transaction success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, PINE, IKE, DUKE and AuRORA. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng., a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved the technical and scientific information in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled HQ (63.5mm) and NQ (47.6mm) size core in 2025 at the JOY project. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from all drilling across the JOY District were sent to ALS Canada Ltd., Kamloops, Canada, for preparation and to North Vancouver, Canada for analysis. Both facilities are ISO/IEC 17025:2017 accredited. At the laboratory, samples were dried and crushed to 70% passing −2 mm, followed by pulverization of a 250 g split to better than 85% passing 75 microns. All samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. Overlimit Cu results by multi-element ICP-MS were reanalyzed by single element four-acid digestion ICP-AES. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch of the core samples at the following rates: standards one in 20 regular samples, duplicate sets (half core, coarse reject, and pulp split) one in 20 regular samples and one coarse blank in 20 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation including the effects of land use plans that may impact activities on or access to properties, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

Table 2: Announced Drill Hole Information

Deposit Target	Drill Hole	Easting	Northing	Elevation	Azim (°)	Dip (°)	EOH (m)
NWG	JP25099	624413	6347731	1734	358	-81	510.4
NWG	JP25104	624128	6346114	1656	90	-66	403.4
NWT	JP25105	622156	6342594	1486	179	-47	298.7
TWINS	JP25106	636367	6337623	1397	244	-73	1317.4
NUB	JP25108	637632	6350431	1702	90	-50	172.5
NUB	JP25110	638350	6350255	1595	0	-50	347.1
NUB	JP25111	635270	6349901	1509	270	-54	664.0
TWINS	JP25113*	636194	6337523	1339	237	-71	378.0
NUB	JP25116	635754	6347796	1487	45	-55	486.4
CANYON	JP25117	637296	6340642	1177	309	-71	630.0

Note: Collar locations are in UTM NAD83, Zone 9N coordinates.

* Hole JP25113 Is an extension of hole JP24051.

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Figure 1 - Large-Scale Mineral Systems Host the AuRORA, CANYON and TWINS Discoveries, PINE Deposit, NWG and Other Sulphide Systems

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Figure 2 - TWINS Discovery Near Surface Drilling Intercepts Highly Anomalous Gold in Large Porphyry Lithocap

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Figure 3 - TWINS Discovery 2025 Drilling Targets Major Porphyry Copper-Gold Deposit Below

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